                                                             OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:       3235-0145
                                                     Expires:   October 31, 2002
                                                     Estimated average burden
                                                     hours per response....14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                                 Vsource, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  92908B 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                      Mercantile Equity Partners III, L.P.
                          Attention: I. Steven Edelson
                               1372 Shermer Road
                           Northbrook, Illinois 60062
                                 (847) 509-3711

                                with a copy to:
                            Michael H. Altman, Esq.
                                Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 715-4961
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                            October 23 and 25, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (03-00)

CUSIP NO. 92908B 10 5                                               Page 2 of 32
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Mercantile Equity Partners III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    690,608(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    690,608(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     690,608(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Mercantile Equity Partners III, L.P. ("MEP, LP") directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 690,608 shares of Common Stock.
(2)  Based on 34,821,704 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                               Page 3 of 32
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Mercantile Equity Partners III, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    690,608(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    690,608(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     690,608(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Solely in its capacity as general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 690,608 shares of Common Stock.
(2)  Based on 34,821,704 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                               Page 4 of 32
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    The Edelson Family Trust dated September 17, 1997
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    690,608(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    690,608(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     690,608(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Solely in its capacity as a managing member of MEP, LLC which is the general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 690,608 shares of Common Stock.
(2)  Based on 34,821,704 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                               Page 5 of 32
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Mercantile Capital Partners I, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    67,794,312 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    67,794,312 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     67,794,312 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Mercantile Capital Partners I, L.P. ("MCP") directly holds (a) 3,387 shares of Series 4-A Convertible Preferred Stock which are convertible into 67,740,000 shares of Common Stock and (b) a Warrant to purchase 54,312 shares of Common Stock.
(2)  Based on 34,821,704 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                               Page 6 of 32
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Mercantile Capital Group, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    67,794,312 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    67,794,312 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     67,794,312 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Mercantile Capital Group, LLC ("MCG") is the general partner of MCP. MCP directly holds (a) 3,387 shares of Series 4-A Convertible Preferred Stock which are convertible into 67,740,000 shares of Common Stock and (b) a Warrant to purchase 54,312 shares of Common Stock.
(2)  Based on 34,821,704 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                               Page 7 of 32
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Mercantile Capital Management Corp.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    67,794,312 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    67,794,312 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     67,794,312 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Solely in its capacity as the manager of MCG which is the general partner of MCP. MCP directly holds (a) 3,387 shares of Series 4-A Convertible Preferred Stock which are convertible into 67,740,000 shares of Common Stock and (b) a Warrant to purchase 54,312 shares of Common Stock.
(2)  Based on 34,821,704 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                               Page 8 of 32
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Asia Internet Investment Group I, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    8,366,990 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    8,366,990 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,366,990 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.5%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Asia Internet Investment Group I, LLC ("AIIG") directly holds (a) 346,990 shares of Common Stock and (b) 401 shares of Series 4-A Convertible Preferred Stock which are currently convertible into 8,020,000 shares of Common Stock.
(2)  Based on 34,821,704 shares of Common Stock outstanding, as described in
     Item 5 hereof.

CUSIP NO. 92908B 10 5                                               Page 9 of 32
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Asia Investing Group, LP
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    8,366,990 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    8,366,990 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,366,990 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.5%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Solely in its capacity as managing member of AIIG. AIIG directly holds (a) 346,990 shares of Common Stock and (b) 401 shares of Series 4-A Convertible Preferred Stock which are currently convertible into 8,020,000 shares of Common Stock.
(2)  Based on 34,821,704 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                              Page 10 of 32
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Asia Investors Group, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    8,366,990 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    8,366,990 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,366,990 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.5%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Solely in its capacity as general partner of Asia Investing Group, LP ("AIG, LP"), which is the managing member of AIIG. AIIG directly holds (a) 346,990 shares of Common Stock and (b) 401 shares of Series 4-A Convertible Preferred Stock which are currently convertible into 8,020,000 shares of Common Stock.
(2)  Based on 34,821,704 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                              Page 11 of 32
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Mercantile Asia Investors, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    8,366,990 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    8,366,990 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,366,990 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.5%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Solely in its capacity as managing member of Asia Investors Group, LLC ("AIG, LLC"), the general partner of AIG, LP which is the managing member of AIIG. AIIG directly holds (a) 346,990 shares of Common Stock and (b) 401 shares of Series 4-A Convertible Preferred Stock which are currently convertible into 8,020,000 shares of Common Stock.
(2)  Based on 34,821,704 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                              Page 12 of 32
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Mercantile Asia, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    8,366,990 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    8,366,990 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,366,990 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.5%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Solely in its capacity as general partner of Mercantile Asia Investors, L.P. ("MAI, LP"), which is the managing member of AIG, LLC, which is the general partner of AIG, LP, which is the managing member of AIIG. AIIG directly holds (a) 346,990 shares of Common Stock and (b) 401 shares of Series 4-A Convertible Preferred Stock which are currently convertible into 8,020,000 shares of Common Stock.
(2)  Based on 34,821,704 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                              Page 13 of 32
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Michael A. Reinsdorf
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    29,076
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    76,851,910 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    29,076
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    76,851,910 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,880,986 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     69.0%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



(1) Solely in his capacity as (a) a managing member of Mercantile Equity Partners III, L.L.C. ("MEP, LLC"), (b) a member of MCG, (c) a member of the Investment Committee of Mercantile Capital Management Corp. ("MCM"), and
     (d) a managing member of Mercantile Asia, LLC ("MA, LLC"). MEP, LLC is the general partner of MEP, LP, which directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 690,608 shares of Common Stock. MCG is the general partner of MCP, which directly holds
     (a) 3,387 shares of Series 4-A Convertible Preferred Stock which are convertible into 67,740,000 shares of Common Stock and (b) a Warrant to purchase 54,312 shares of Common Stock. MA, LLC is the general partner of MAI, LP, which is the managing member of AIG, LLC, which is the general partner of AIG, LP, which is the managing member of AIIG, which directly holds (a) 346,990 shares of Common Stock and (b) 401 shares of Series 4-A Convertible Preferred Stock which are currently convertible into 8,020,000 shares of Common Stock. In addition, Mr. Reinsdorf directly owns 3,838 shares of Series 1-A Convertible Preferred Stock which are convertible into 29,076 shares of Common Stock.
(2)  Based on 34,821,704 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                              Page 14 of 32
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    I. Steven Edelson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,750,851 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    76,851,910 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,750,851 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    76,851,910 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     80,602,761 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     70.0%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Shares are beneficially owned personally and in his capacity as (a) a managing member of MEP, LLC, and trustee of The Edelson Family Trust dated September 17, 1997 (the "Trust") which is also a managing member of MEP, LLC, (b) a member of MCG, (c) a member of the Investment Committee of MCM, and (d) a managing member of MA, LLC. MCG is the general partner of MCP. MEP, LLC is the general partner of MEP, LP, which directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 690,608 shares of Common Stock. MCP directly holds (a) 3,387 shares of Series 4-A Convertible Preferred Stock which are convertible into 67,740,000 shares of Common Stock and (b) a Warrant to purchase 54,312 shares of Common Stock. MA, LLC is the general partner of MAI, LP, which is the managing member of AIG, LLC, which is the general partner of AIG, LP, which is the managing member of AIIG. AIIG directly holds (a) 346,990 shares of Common Stock and (b) 401 shares of Series 4-A Convertible Preferred Stock which are currently convertible into 8,020,000 shares of Common Stock. In addition, Mr. Edelson is the trustee of the Mercantile Companies Inc. Money Purchase Plan which holds 3,838 shares of Series 1-A Convertible Preferred Stock which are convertible into 29,076 shares of Common Stock. Mr. Edelson holds options currently exercisable to purchase 3,721,775 shares of Common Stock.
(2)  Based on 34,821,704 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                              Page 15 of 32
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Nathaniel C. A. Kramer
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    37,500 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    76,161,302 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    37,500 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    76,161,302 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,216,802 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.9%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a member of MCG, (b) a member of the Investment Committee of MCM, and (c) a managing member of MA, LLC. MCG is the general partner of MCP, which directly holds (a) 3,387 shares of Series 4-A Convertible Preferred Stock which are convertible into 67,740,000 shares of Common Stock and (b) a Warrant to purchase 54,312 shares of Common Stock. MA, LLC is the general partner of MAI, LP, which is the managing member of AIG, LLC, which is the general partner of AIG, LP, which is the managing member of AIIG. AIIG directly holds (a) 346,990 shares of Common Stock, and (b) 401 shares of Series 4-A Convertible Preferred Stock which are currently convertible into 8,020,000 shares of Common Stock. Mr. Kramer holds options, currently exercisable or exercisable within 30 days to purchase 37,500 shares of Common Stock.
(2)  Based on 34,821,704 shares of Common Stock outstanding, as described in
     Item 5 herein.

Item 1.  Security and Issuer.  Item 1 is hereby amended and restated as follows:

     This Amendment No. 7 to statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, $0.01 par value (the "Common Stock") of Vsource, Inc., a Delaware corporation ("Issuer").

     The principal executive offices of Issuer are located at 16875 West Bernardo Drive, Suite 250, San Diego, CA 92127.

Item 4. Purpose of Transaction. Item 4 is hereby amended and restated in its entirety as follows:

Series 1-A Convertible Preferred Stock

     On February 3, 2000, Mercantile VS, LLC ("Mercantile VS") acquired 191,918 shares of Series 1-A Convertible Preferred Stock pursuant to a Subscription Agreement dated February 3, 2000 between the Issuer and Mercantile VS.

     On December 12, 2000, Mercantile VS was dissolved and its shares of Series 1-A Convertible Preferred Stock were distributed to its members, including MEP, LP and Messrs. Edelson and Reinsdorf.

     The Series 1-A Convertible Preferred Stock has the following characteristics:

     - Redemption. The shares of Series 1-A Convertible Preferred Stock are not redeemable by the Issuer or the holder thereof.

     - Voting Rights. The holder of each share of Series 1-A Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such Series 1-A Preferred Stock could then be converted.

     - Conversion. Each share of Series 1-A Convertible Preferred Stock was initially convertible into one share of Common Stock, at the option of the holder thereof at any time after issuance, subject to adjustment in certain circumstances. Each share of Series 1-A Convertible Preferred Stock will automatically be converted into shares of Common Stock immediately upon the closing of a public offering of the Issuer's Common Stock with aggregate gross proceeds of at least $10,000,000 and a per share price to the public of at least five dollars ($5.00), or at the election of the holders of a majority of the outstanding shares of Series 1-A Convertible Preferred Stock. The conversion price is subject to customary adjustment in the event of
          (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange,
          (d) reorganizations, mergers, consolidations or sales of assets, or
          (e) a sale of shares by the Issuer below the conversion price of the shares of Series 1-A Convertible Preferred Stock. On October 25, 2002, the Reporting Persons were notified by the Issuer that the conversion price of the Series 1-A Convertible Preferred Stock had been adjusted to $0.33 in accordance with the Certificate of Incorporation of the Issuer in connection with the issuances of Series 4-A Convertible Preferred Stock (as described below) and certain other issuances by the Company. As a result, each share of Series 1-A Convertible Preferred Stock is currently convertible into 7.5757 shares of Common Stock.

Series 2-A Convertible Preferred Stock

     On September 18, 2000, MCP acquired 624,025 shares of Series 2-A Convertible Preferred Stock and a Warrant to purchase 54,312 shares of Common Stock for an initial exercise price of $6.41 per share pursuant to a Convertible Preferred Stock Purchase Agreement dated July 31, 2000 between the Issuer, MCP and other investors party thereto, as amended.

     The holders of shares of Series 2-A Convertible Preferred Stock were granted certain registration rights with respect to such shares as set forth below:

          1. The Issuer was required to prepare and file a shelf registration statement with the SEC with respect to the shares of Common Stock underlying the shares of Series 2-A Convertible Preferred Stock and the Warrant. If the shelf registration statement was not declared effective before January 18, 2001, then the Issuer was obligated to issue to each holder a warrant to purchase, at an exercise price equal to $6.41, a number of shares of Common Stock equal to the product of (x) two percent (2%) of the number of registrable shares then held by such holder (including registrable shares which may be acquired upon conversion of shares of Series 2-A Convertible Preferred Shares) and (y) a fraction, the numerator of which is the lesser of 450 and the number of days by which the date on which the shelf registration statement is declared effective and the denominator of which is thirty (30); and

          2. The holders of Series 2-A Convertible Preferred Stock were granted customary piggy back registration rights.

     While the Issuer filed a shelf registration statement pursuant to the provisions described above, and while such registration statement was declared effective by the SEC before January 18, 2001, the Issuer notified the holders of registrable securities thereunder shortly thereafter that such registration statement was unavailable for use, and such registration statement has not been made available for use by the holders of registrable securities thereunder at any time since then. The holders of registrable securities under the Registration Rights Agreement, including MCP, may claim that they are entitled to the warrants described in paragraph 1 above. No such warrants have been issued and, therefore, as of the date of this Schedule 13D, no Reporting Person beneficially owns any of the shares of Common Stock of the Issuer which might be issuable upon exercise of such warrant, if and when it is issued.

     Pursuant to the terms of the Warrant, MCP may purchase 54,312 shares of Common Stock (the "Warrant Shares"). The initial exercise price was $6.41 per share. MCP may purchase some or all of the Warrant Shares at any time or from time to time until September 17, 2005. The number of Warrant Shares and/or the exercise price per share (i.e., $6.41) are subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below the exercise price. Issuance of equity securities by the Issuer from time to time have triggered adjustments of the exercise price of the Warrant to $0.71 per share as of October 25, 2002. There has been no adjustment to the number of Warrant Shares to which the Warrant was subject.

NetCel360 Closing.

     On June 22, 2001, pursuant to an Acquisition Agreement dated as of May 24, 2001, as amended (the "NetCel360 Acquisition Agreement"), the Issuer consummated the acquisition of substantially all of the assets of NetCel360 Holdings Limited ("NetCel360") and issued shares of Common Stock to NetCel360 as consideration for such assets.

     AIIG owned equity interests in NetCel360 representing, in the aggregate, approximately 3.2% of the economic interests in NetCel360. Messrs. Edelson, Reinsdorf and Kramer are each managing members of MA, LLC. MA, LLC is the general partner of MAI, LP. MAI, LP is the managing member of AIG, LLC. AIG, LLC is the general partner of AIG, LP. AIG, LP is the managing member of AIIG. Effective December 14, 2001 and February 7, 2002, NetCel360 distributed to its equityholders all of the shares of Common Stock of the Issuer received by it. In such distributions, AIIG received in aggregate of 119,687 shares of Common Stock.

     Under the NetCel360 Acquisition Agreement, the Issuer granted to NetCel360 and its stockholders certain registration rights with respect to the shares of Common Stock held by NetCel360 and such holders. In particular, the Issuer agreed to prepare and file a shelf registration statement with the SEC with respect to such shares of Common Stock by December 22, 2001. As of the date of this Amendment No. 7 to Schedule 13D, such registration statement has not been filed.

     As a part of the acquisition of NetCel360's assets, the Issuer assumed NetCel360's obligations under an Amended and Restated Bridge Loan Agreement dated as of May 24, 2001, as amended (the "Bridge Loan Agreement"). Under the Bridge Loan Agreement, the Issuer guaranteed the obligations of NetCel360.com Ltd., a wholly-owned subsidiary of the Issuer (the "Borrower"), under the Bridge Loan Agreement. The Bridge Loan Agreement also provided that the Borrower had the right, at its sole discretion, prior to a relevant deadline, to elect (i) to discharge all of its obligations with respect to the "Tranche A" loans thereunder by delivery of a number of shares of Common Stock of the Issuer equal to the then-outstanding principal amount and interest of such Tranche A loans divided by $0.20; and (ii) to discharge all of its obligations with respect to the "Tranche B" loans thereunder by delivery of a number of shares of Common Stock of the Issuer equal to the then-outstanding principal amount and interest of such Tranche B loans divided by $0.10.

     As of the closing of the NetCel360 acquisition, AIIG was a Tranche A lender under the Bridge Loan Agreement with respect to $44,012 original principal amount of Tranche A loans, and a Tranche B lender under the Bridge Loan Agreement with respect to $250,000 original principal amount of Tranche B loans. On July 13, 2001, AIIG exchanged its Tranche B bridge loan for a Series A Note, with the terms described below, in the initial principal amount of $251,150.68. On December 18, 2001, the Issuer effected the discharge of the Tranche A bridge loans by delivery of shares of Common Stock as described above. In such transaction, AIIG received 227,303 shares of Common Stock.

     In connection with the delivery of shares of Common Stock to discharge the Tranche A bridge loans, the Issuer agreed to prepare and file a shelf registration statement with the SEC with respect to such shares of Common Stock by the later of December 22, 2001 or the issuance of such shares. Nevertheless, as of the date of this Amendment No. 7 to Schedule 13D, such registration statement has not been filed.

Series A Notes.

     On June 25, 2001 and July 13, 2001, pursuant to a Convertible Note Purchase Agreement dated as of June 25, 2001 (the "Series A Purchase Agreement") the Issuer issued an aggregate $3.3 million in original principal amount of convertible promissory notes ("Series A Notes"), with the terms described below. MCP purchased a Series A Note on June 25, 2001 from the Issuer in the original principal amount of $1.3 million. On July 13, 2001, AIIG exchanged its Tranche B bridge loan for a Series A Note in the initial principal amount of $251,150.68.

     The Series A Notes bear interest at 10.0% per annum and mature on June 30, 2003. Certain wholly-owned subsidiaries of the Issuer have guaranteed the Issuer's obligations under the Series A Notes. At any time, a holder of a Series A Note may elect to convert the Series A Note into a number of shares of Series 3-A Preferred Stock of the Issuer determined by dividing the outstanding principal and interest on the Series A Note by $60. The $60 conversion price described above is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, and (c) recapitalizations, reclassification or exchange.

     Pursuant to the Series A Purchase Agreement, the holders of shares of Common Stock received upon conversion of shares of Series 3-A Convertible Preferred Stock received upon conversion of Series A Notes were granted certain registration rights. In particular, the Issuer was required to prepare and file a shelf registration statement with the SEC on or prior to December 22, 2001 with respect to such shares of Common Stock. Nevertheless, as of the date of this Amendment No. 7 to Schedule 13D, such registration statement has not been filed.

Series 4-A Convertible Preferred Stock

     On October 23, 2002, the Issuer entered into a Series 4-A Convertible Preferred Stock Purchase Agreement (the "Purchase Agreement") with certain investors party thereto (the "Investors"), pursuant to which the Investors agreed to purchase shares of Series 4-A Convertible Preferred Stock, par value $0.01 per share and warrants of the Issuer. The closing of the Purchase Agreement was subject to the condition that certain holders of the Issuer's securities exchange certain of their securities for shares of Series 4-A Convertible Preferred Stock. On October 23, 2002, each of MCP and AIIG entered into a Convertible Securities Exchange Agreement (the "Exchange Agreement") with the Issuer pursuant to which MCP agreed to exchange its Series 2-A Convertible Preferred Stock for shares of Series 4-A Convertible Preferred Stock, and MCP and AIIG each agreed to convert their Series A Notes into shares of Series 3-A Convertible Preferred Stock, and to immediately exchange such Series 3-A Convertible Preferred Stock shares for shares of Series 4-A Convertible Preferred Stock.

     These conversions and exchanges were consummated on October 25, 2002.

     The conversion ratio for the exchange of the Series 2-A Convertible Preferred Stock was 1 share of Series 4-A Convertible Preferred Stock for each
480.01 shares of Series 2-A Convertible Preferred Stock. Therefore, MCP exchanged 624,025 shares of Series 2-A Convertible Preferred Stock for 1,300 shares of Series 4-A Convertible Preferred Stock.

     As of October 22, 2002, MCP's Series A Note had a total outstanding balance of $1,472,739.73 (with principal of $1.3 million and accrued interest of $172,739.73) and AIIG's Series A Note had a total outstanding balance of $283,284.12 (with principal of $251,150.68 and accrued interest of $32,133.44). Pursuant to the terms of the Notes, as required by the Exchange Agreement, on October 23, 2002, MCP converted its Series A Note into 24,700 shares of Series 3-A Convertible Preferred Stock of the Issuer, and AIIG converted its Series A
Note into 4,748 shares of Series 3-A Convertible Preferred Stock of the Issuer. The Exchange Agreement provides that the conversion ratio for the exchange of Series 3-A Convertible Preferred Stock was 1 share of Series 4-A Convertible Preferred Stock for each 11.83 shares of Series 3-A Convertible Preferred Stock. Therefore, immediately after the conversion of the Series A Notes to Series 3-A Convertible Preferred Stock, as described above, MCP exchanged its 24,700 shares of Series 3-A Preferred Stock for 2,087 shares of Series 4-A Convertible Preferred Stock and AIIG exchanged its 4,748 shares of Series 3-A Preferred Stock for 401 shares of Series 4-A Convertible Preferred Stock.

     The Series 4-A Preferred Stock has the following characteristics:

     - Redemption. In the event that the Liquidity Date (as defined below) does not occur prior to March 31, 2006, then (i) at any time after March 31, 2006 and prior to September 30, 2006, a holder of Series 4-A Convertible Preferred Stock shall have the right to require the Company to redeem all but not less than all of the Series 4-A Preferred Stock held by such holder at a price per share equal to the Redemption Amount (as defined below). "Redemption Amount" with respect to a share of Series 4-A Preferred Stock means an amount in cash equal to $3,000 per share (as adjusted for stock splits, stock dividends, combinations and the like.

     - Voting Rights. The holder of each share of Series 4-A Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such Series 4-A Preferred Stock could then be converted (without taking into account any restrictions or conditions on such conversion).

     - Conversion. Each share of Series 4-A Convertible Preferred Stock is initially convertible at the option of the holder thereof into 20,000 shares of Common Stock. Upon the occurrence of the Liquidity Date, each share of Series 4-A Convertible Preferred Stock will automatically be converted into 20,000 shares of Common Stock. This conversion ratio is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, and (d) reorganizations, mergers, consolidations or sales of assets.

     - Pre-emptive Rights. The holders of shares of Series 4-A Convertible Preferred Stock, prior to the Liquidity Date, have a pre-emptive right to purchase equity securities issued by the Issuer, subject to customary exceptions.

     The "Liquidity Date" means the earliest to occur of: (a) the effective date of the filing of a registration statement so long as the offering price per share to the public is not less than the price that would yield an internal rate of return of 30% to the persons who on October 25, 2002 purchased shares of Series 4-A Convertible Preferred Stock, (the "30% IRR Price") and in which the aggregate net proceeds (after deductions of underwriters' commissions and offering expenses) to the Issuer exceed $20,000,000, (b) the date on which all such purchasers are able to sell their shares publicly pursuant to an effective registration statement covering such shares or in any three month period pursuant to Rule 144 under the Securities Act of 1933 of the United States of America, as amended (the "1933 Act"), if there has previously been an initial public offering of the Issuer's shares in which the offering price per share to the public is not less than the 30% IRR Price, and in which the aggregate net proceeds to the Issuer exceed $20,000,000, (c) the date of the closing of a sale by the holders thereof of more than 50% of the Issuer's Common Stock (on a fully-diluted basis), for a purchase price per share at least equal to the 30% IRR Price, and (d) the date of the closing of a sale of all or substantially all of the assets of the Issuer for consideration that results in distributions equivalent to the consideration that would be received in a sale pursuant to section (c).

     Also on October 25, 2002, MCP, AIIG and other investors entered into a Stockholders Agreement with the Issuer (the "Stockholders Agreement"). The Stockholders Agreement contains restrictions on the ability of the investors to sell their shares, including customary tag-along rights and rights of first refusal (provided that 25% of the shares held by any investor will not be subject to such restrictions). The Stockholders Agreement also contains an agreement by the investors to vote their shares in favor of a Board of Directors designated as described in the Stockholders Agreement (including one director to be designated by MCP). The Stockholders Agreement also contains other customary terms and conditions.

     Also on October 25, 2002, MCP, AIIG and other investors entered into a Registration Rights Agreement with the Issuer (the "Registration Rights Agreement"). The Registration Rights Agreement provides each investor with certain "demand" and "piggyback" registration rights with respect to the Common Stock of the Issuer, subject to the terms and conditions as set forth in the Registration Rights Agreement.

Stock Options.

     On December 18, 2001, the board of directors of the Issuer granted stock options to certain individuals pursuant to its 2001 Stock Option/Stock Issuance Plan (the "Stock Option Plan"). Mr. Edelson, for his service as Co-Chairman of the Issuer, was granted options to purchase 3,034,015 shares of Common Stock at $.10 per share. Of these 3,034,015 options, 50% were vested as of June 22, 2001 and the balance vest in a series of four successive equal quarterly installments of 12.5% each, beginning on September 22, 2001. In addition, Mr. Edelson was granted options under the Stock Option Plan to purchase 500,000 shares of Common Stock at $.10 per share. Of these 500,000 options, 25% were vested as of September 22, 2001 and the remaining 75% vest in three successive equal quarterly installments of 25% each, beginning on December 22, 2001. On February 20, 2002, Mr. Edelson was granted options under the Stock Option Plan to purchase 78,385 shares of Common Stock at $.10 per share. Of these 78,385 shares, 75% were vested as of February 20, 2002 and the remaining 25% vest in two successive equal quarterly installments of 12.5% each, beginning on March 22, 2002. On July 11, 2002, Mr. Edelson was granted options under the Stock Option Plan to purchase 437,500 shares of Common Stock at $.10 per share. Of these 437,500 options, 109,375 were vested as of October 1, 2002 and the remaining 75% vest in three successive equal quarterly installments of 25% each, beginning on January 1, 2003, The options described in this paragraph are collectively referred to herein as the "Edelson Options".

     The Edelson Options are currently exercisable to purchase 3,721,775 shares of Common Stock. All such shares are reported herein as beneficially owned by Mr. Edelson. In addition, the Edelson Options will become exercisable for 109,375 additional shares of Common Stock on each of January 1, 2003, April 1, 2003, and July 1, 2003.

     On November 20, 2001, Mr. Kramer was granted options to purchase 75,000 shares of Common Stock at $.29 per share (the "Kramer Options"). The 75,000 options vest in eight equal quarterly installments of 12.5% each beginning on February 20, 2002. The Kramer Options are currently exercisable or exercisable within 30 days to purchase 37,500 options. All such shares are reported herein as beneficially owned by Mr. Kramer. In addition, the Kramer Options will become exercisable for 9,375 additional shares of Common Stock on each of February 20, 2003, May 20, 2003, August 20, 2003 and November 20, 2003.

     Pursuant to the governing documents of MCP and MCG, because Messrs. Edelson and Kramer serve or served as directors of the Issuer in connection with MCP's investment in the Issuer, Messrs. Edelson and Kramer are required to contribute 100% of the proceeds they receive in connection with exercise of the Edelson Options and the Kramer Options to MCG, and MCG is required to contribute 50% of the proceeds it receives in connection with exercise of the Edelson Options and the Kramer Options to MCP. The Reporting Persons currently anticipate that Messrs. Edelson and Kramer will contribute the proceeds, if any, received upon exercise of the Edelson Options and the Kramer Options and sale of the underlying Common Stock to MCG, and that 50% of any proceeds received by MCG in connection with the Edelson Options and the Kramer Options will reduce, dollar for dollar, management fees otherwise payable by MCP to MCG. However, currently Messrs. Edelson and Kramer retain all authority over the decisions with respect to exercise of the Edelson Options and the Kramer Options, respectively, and, upon any such exercise, they will retain all voting and dispositive power over the underlying shares of Common Stock. Therefore, such shares are reported in this Schedule 13D as beneficially owned by Messrs. Edelson and Kramer only, and not by MCP, MCG, or any of their controlling entities or persons.

General.

     In the documentation entered into in connection with the purchase of the Series 2-A Convertible Preferred Stock and the Warrant, MCP received certain visitation and board observer rights until the fifth anniversary of the closing, so long as MCP and its affiliates own at least one percent (1%) of the voting securities of the Issuer. In addition, on January 18, 2001, Messrs. Edelson and Kramer were appointed as directors of the Issuer and Mr. Edelson was appointed as Acting Chairman (non-executive) of the Issuer. Mr. Edelson became Co-Chairman (non-executive) of the Issuer on June 22, 2001 and resigned from this position on October 25, 2002. Mr. Kramer resigned as a director of the Issuer effective October 25, 2002. Consistent with such rights and such positions, the Reporting Persons have had, and consistent with Mr. Edelson's continuing role as a director of the Issuer, he may have in the future, discussions with management of the Issuer concerning the Issuer's operating history as well as the Issuer's general business outlook and prospects.

     Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Common Shares in the open market or in private transactions or may dispose of all or a portion of the Common Shares that such Reporting Person now owns or hereafter may acquire. In addition, Mr. Edelson may make proposals and take such other actions as are commensurate with his rights and duties as a director.

     Other than as described in Item 3 and this Item 4, none of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

     The above summary of the terms of the shares of Series 1-A Convertible Preferred Stock, the shares of Series 2-A Convertible Preferred Stock, the Warrant, the Series A Note Purchase Agreement, the Series A Notes, the shares of Series 3-A Convertible Preferred Stock, the shares of Series 4-A Convertible Preferred Stock, the Exchange Agreement, the Stockholders Agreement and the Registration Rights Agreement is qualified in its entirety by reference to the exhibits attached or incorporated by reference to this Amendment No. 7 to
Schedule 13D.

Item 5. Interest in Securities of the Issuer. Item 5 is hereby amended and restated in its entirety as follows:

     Each of the calculations in this Item 5 are based on 34,821,704 shares of Common Stock outstanding, as reported in the Issuer's most recent Form 10-Q. For purposes of calculating the beneficial ownership of each of the Reporting Persons, as required by the rules of the SEC, it is assumed that only the securities convertible into Common Stock held by such Reporting Person is so converted.

     (a)-(b)

     MEP, LP

     MEP, LP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 690,608 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 1.9% of the issued and outstanding shares of Common Stock.

     MEP, LLC

     As the sole general partner of MEP, LP, MEP, LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 690,608 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 1.9% of the issued and outstanding shares of Common Stock.

     The Trust

     As a managing member of MEP, LLC, the Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 690,608 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 1.9% of the issued and outstanding shares of Common Stock.

     MCP

     MCP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 67,794,312 shares of Common Stock (upon (a) conversion of 3,387 shares of Series 4-A Convertible Preferred Stock into 67,740,000 shares of Common Stock and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 66.1% of the issued and outstanding shares of Common Stock.

     MCG

     Directly, as the sole general partner of MCP, MCG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 67,794,312 shares of Common Stock (upon (a) conversion of 3,387 shares of Series 4-A Convertible Preferred Stock into 67,740,000 shares of Common Stock and (b) exercise of the Warrant for 54,312 shares of Common Stock), which constitutes approximately 66.1% of the issued and outstanding shares of Common Stock.

     MCM

     As the non-member manager of MCG, MCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 67,794,312 shares of Common Stock (upon (a) conversion of 3,387 shares of Series 4-A Convertible Preferred Stock into 67,740,000 shares of Common Stock and (b) exercise of the Warrant for 54,312 shares of Common Stock), which constitutes approximately 66.1% of the issued and outstanding shares of Common Stock.

     AIIG

     AIIG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting and sole dispositive power, of 8,366,990 shares of Common Stock ((a) upon conversion of its 401 shares of Series 4-A Convertible Preferred Stock into 8,020,000 shares of Common Stock and (b) including 346,990 shares of Common Stock held directly by AIIG), which constitutes approximately 19.5% of the issued and outstanding shares of Common Stock.

     AIG, LP

     As the managing member of AIIG, AIG, LP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 8,366,990 shares of Common Stock ((a) upon conversion of its 401 shares of Series 4-A Convertible Preferred Stock into 8,020,000 shares of Common Stock and (b) including 346,990 shares of Common Stock held directly by AIIG), which constitutes approximately 19.5% of the issued and outstanding shares of Common Stock.

     AIG, LLC

     AIG, LLC is the general partner of AIG, LP. AIG, LP is the managing member of AIIG. Therefore, AIG, LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 8,366,990 shares of Common Stock ((a) upon conversion of its 401 shares of Series 4-A Convertible Preferred Stock into 8,020,000 shares of Common Stock and
(b) including 346,990 shares of Common Stock held directly by AIIG), which constitutes approximately 19.5% of the issued and outstanding shares of Common Stock.

     MAI, LP

     MAI, LP is the managing member of AIG, LLC. AIG, LLC is the general partner of AIG, LP. AIG, LP is the managing member of AIIG. Therefore, MAI, LP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 8,366,990 shares of Common Stock ((a) upon conversion of its 401 shares of Series 4-A Convertible Preferred Stock into 8,020,000 shares of Common Stock and (b) including 346,990 shares of Common Stock held directly by AIIG), which constitutes approximately 19.5% of the issued and outstanding shares of Common Stock.

     MA, LLC

     MA, LLC is the general partner of MAI, LP. MAI, LP is the managing member of AIG, LLC. AIG, LLC is the general partner of AIG, LP. AIG, LP is the managing member of AIIG. Therefore, MA, LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 8,366,990 shares of Common Stock ((a) upon conversion of its 401 shares of Series 4-A Convertible Preferred Stock into 8,020,000 shares of Common Stock and (b) including 346,990 shares of Common Stock held directly by AIIG), which constitutes approximately 19.5% of the issued and outstanding shares of Common Stock.

     Mr. Reinsdorf

     Directly, and as a managing member of MEP, LLC and MA, LLC, a member of MCG and a stockholder of MCM, Mr. Reinsdorf may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 76,880,986 shares of Common Stock (upon
(a) conversion of 91,161 shares of Series 1-A Convertible Preferred Stock into 690,608 shares of Common Stock, (b) conversion of 3,838 shares of Series 1-A Convertible Preferred Stock into 29,076 shares of Common Stock, (c) conversion of 3,387 shares of Series 4-A Convertible Preferred Stock into 67,740,000 shares of Common Stock, (d) exercise of the Warrant for 54,312 shares of Common Stock),
(e) upon conversion of AIIG's 401 shares of Series 4-A Convertible Preferred Stock into 8,020,000 shares of Common Stock, and (f) including 346,990 shares of Common Stock held directly by AIIG), which constitutes approximately 69.0% of the issued and outstanding shares of Common Stock. Of such shares, Mr. Reinsdorf may be deemed to have sole voting power and sole dispositive power with respect to 29,076 shares of Common Stock, which constitutes less than 0.1% of the issued and outstanding shares of Common Stock, and shared voting power and shared dispositive power with respect to 76,851,910 shares of Common Stock, which constitutes approximately 69.0% of the issued and outstanding shares of Common Stock.

     Mr. Edelson

     Directly, as a managing member of MEP, LLC and MA, LLC, as trustee of the Trust, as trustee of the Mercantile Companies Inc. Money Purchase Plan, as a member of MCG and as a stockholder of MCM, Mr. Edelson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 80,602,761 shares of Common Stock (upon (a) conversion of 91,161 shares of Series 1-A Convertible Preferred Stock into 690,608 shares of Common Stock, (b) conversion of 3,838 shares of Series 1-A Convertible Preferred Stock into 29,076 shares of Common Stock, (c) conversion of 3,387 shares of Series 4-A Convertible Preferred Stock into 67,740,000 shares of Common Stock, (d) exercise of the Warrant for 54,312 shares of Common Stock), (e) upon conversion of AIIG's 401 shares of Series 4-A Convertible Preferred Stock into 8,020,000 shares of Common Stock, (f) including 346,990 shares of Common Stock held directly by AIIG, and (g) exercise of options which are currently exercisable to purchase 3,721,775 shares of Common Stock), which constitutes approximately 70.0% of the issued and outstanding shares of Common Stock. Of such shares, Mr. Edelson may be deemed to have sole voting power and sole dispositive power with respect to 3,750,851 shares of Common Stock, which constitutes 3.3% of the issued and outstanding shares of Common Stock, and shared voting power and shared dispositive power with respect to 76,851,910 shares of Common Stock, which constitutes approximately 66.8% of the issued and outstanding shares of Common Stock.

     Mr. Kramer

     As a managing member of MA, LLC, a member of MCG and a stockholder of MCM, Mr. Kramer may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, of 76,216,802 shares of Common Stock (upon (a) conversion of 3,387 shares of Series 4-A Convertible Preferred Stock into 67,740,000 shares of Common Stock, (b) exercise of the Warrant for 54,312 shares of Common Stock),
(c) upon conversion of AIIG's 401 shares of Series 4-A Convertible Preferred Stock into 8,020,000 shares of Common Stock, (d) including 346,990 shares of Common Stock held directly by AIIG, and (e) exercise of options which are currently exercisable or exercisable within sixty days to purchase 37,500), which constitutes approximately 68.9% of the issued and outstanding shares of Common Stock. Of such shares, Mr. Kramer may be deemed to have sole voting power and sole dispositive power with respect to 37,500 shares of Common Stock, which constitutes less than 1% of the issued and outstanding shares of Common Stock, and shared voting power and shared dispositive power with respect to 76,161,302 shares of Common Stock, which constitutes approximately 68.8% of the issued and outstanding shares of Common Stock

     (c) Except as set forth in Item 4 above, none of the Reporting Persons have effected any other transactions in Common Stock during the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.



Item 7.  Materials to be Filed as Exhibits.

     Exhibit 1 Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

     Exhibit 2 Certificate of Incorporation of the Issuer (Incorporated by reference to Exhibit 2 to the Schedule 13D filed on July 5, 2001 by the Reporting Persons).

     Exhibit 3 Certificate of Designation of Series 2-A Convertible Preferred Stock (Incorporated by reference to Exhibit 3 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

     Exhibit 4 Certificate of Designation of Series 3-A Convertible Preferred Stock (Incorporated by reference to Exhibit 4 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

     Exhibit 5      Form of Common Stock Warrant (Incorporated by reference to
                    Exhibit 5 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

     Exhibit 6      Registration Rights Agreement (Incorporated by reference to
                    Exhibit 6 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

     Exhibit 7 Convertible Note Purchase Agreement (Incorporated by reference to Exhibit 7 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

     Exhibit 8 Form of Series A Note (Incorporated by reference to Exhibit 8 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

     Exhibit 9      Convertible Securities Exchange Agreement dated October 23,
                    2002.

     Exhibit 10 Certificate of Designation of Series 4-A Convertible Preferred Stock.

     Exhibit 11     Stockholders Agreement dated October 25, 2002.

     Exhibit 12     Registration Rights Agreement dated October 25, 2002.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 25, 2002          MERCANTILE EQUITY PARTNERS III, L.P., an
                                  Illinois limited partnership, its Managing
                                  Member

                                  By:  Mercantile Equity Partners III, L.L.C.,
                                       an Illinois limited liability company,
                                       its General Partner

                                       By:    /s/ I. Steven Edelson
                                              --------------------------
                                       Name:  I. Steven Edelson
                                       Title: Managing Member

                                  MERCANTILE EQUITY PARTNERS III, L.L.C., an
                                  Illinois limited liability company, its
                                  General Partner

                                  By:  /s/ I. Steven Edelson
                                       ---------------------------
                                  Name:  I. Steven Edelson
                                  Title: Managing Member

                                  MERCANTILE CAPITAL PARTNERS I, LP, an Illinois limited partnership

                                  By: Mercantile Capital Group, LLC, a Delaware limited liability company, its general partner

                                       By:  Mercantile Capital Management Corp.,
                                            an Illinois corporation, its manager

                                            By:  /s/ I. Steven Edelson
                                                 ---------------------------
                                                 Name:   I. Steven Edelson
                                                 Title:  President

                                  MERCANTILE CAPITAL GROUP, LLC, a Delaware limited liability company

                                  By:  Mercantile Capital Management Corp., an
                                       Illinois corporation, its manager

                                       By:      /s/ I. Steven Edelson
                                                -----------------------------
                                       Name:    I. Steven Edelson
                                       Title:   President

                                  MERCANTILE CAPITAL MANAGEMENT CORP., an
                                  Illinois corporation, its manager

                                  By:  /s/ I. Steven Edelson
                                       -----------------------------
                                  Name: I. Steven Edelson
                                  Title:   President

                                  THE EDELSON FAMILY TRUST DATED SEPTEMBER 17,
                                  1997

                                  By:  /s/ I. Steven Edelson
                                       ------------------------------
                                  Name: I. Steven Edelson
                                  Title:   Trustee


                                  ASIA INTERNET INVESTMENT GROUP I, LLC, a
                                  Delaware limited liability company

                                  By:  Asia Investing Group, LP, a Delaware
                                       limited partnership, its managing member

                                       By:  Asia Investors Group, LLC, a
                                            Delaware limited liability company,
                                            its general partner

                                            By:  Mercantile Asia Investors, LP,
                                                 a Delaware limited partnership,
                                                 its managing member

                                                 By:  Mercantile Asia, LLC, a
                                                      Delaware limited liability
                                                      company, its general
                                                      partner


                                                      By:  /s/ I. Steven Edelson
                                                           ---------------------
                                                      Name:  I. Steven Edelson
                                                      Title: Managing Member

                                  ASIA INVESTING GROUP, LP, a Delaware limited partnership

                                  By:  Asia Investors Group, LP, a Delaware
                                       limited liability company, its general
                                       partner

                                       By:  Mercantile Asia Investors, LP, a
                                            Delaware limited partnership, its
                                            managing member

                                            By:  Mercantile Asia, LLC, a
                                                 Delaware limited liability
                                                 company, its general partner

                                                 By:      /s/ I. Steven Edelson
                                                          ----------------------
                                                 Name:    I. Steven Edelson
                                                 Title:   Managing Member

                                  ASIA INVESTORS GROUP, LLC, a Delaware limited liability company

                                  By:  Mercantile Asia Investors, LP, a
                                       Delaware limited partnership, its
                                       managing member

                                       By:  Mercantile Asia, LLC, a Delaware
                                            limited liability company, its
                                            general partner

                                            By:      /s/ I. Steven Edelson
                                                     --------------------------
                                            Name:    I. Steven Edelson
                                            Title:   Managing Member

                                  MERCANTILE ASIA INVESTORS, LP, a Delaware limited partnership

                                  By: Mercantile Asia, LLC, a Delaware limited liability company, its general partner

                                       By:    /s/ I. Steven Edelson
                                              ---------------------------
                                       Name:  I. Steven Edelson
                                       Title: Managing Member

                                  MERCANTILE ASIA, LLC, a Delaware limited liability company

                                  By:  /s/ I. Steven Edelson
                                       ----------------------------
                                  Name: I. Steven Edelson
                                  Title: Managing Member


                                  /s/ Michael A. Reinsdorf
                                  -----------------------------------------
                                  MICHAEL A. REINSDORF, an Individual


                                  /s/ I. Steven Edelson
                                  -----------------------------------------
                                  I. STEVEN EDELSON, an Individual


                                  /s/ Nathaniel C. A. Kramer
                                  -----------------------------------------
                                  NATHANIEL C. A. KRAMER, an Individual